SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                         (Amendment No. 1)

                 International Jensen Incorporated
                         (Name of Issuer)

                    Common Stock $.01 par value
                  (Title of Class of Securities)

                            459721106
                          (CUSIP Number)


                            Stuart Mont
                        Recoton Corporation
                        2950 Lake Emma Road
                     Lake Mary, Florida  32746


                          (407) 333-8900
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                            May 1, 1996
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

             The following exhibits (each being a corrected copy of the corresponding exhibit as initially filed on May 10, 1996) are filed herewith:

             1. Third Amended and Restated Merger Agreement by and among International Jensen Incorporated, Recoton Corporation and RC Acquisition Sub, Inc., a wholly-owned subsidiary of Recoton Corporation, dated as of January 3, 1996 but executed May 10, 1996.

             3. Spread Agreement by and among Recoton Corporation, RC Acquisition Sub, Inc., a wholly-owned subsidiary of Recoton Corporation, and Robert G. Shaw, a stockholder of International Jensen Incorporated, dated as of May 1, 1996 but executed May 10, 1996.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1996                     By:  /s/ Stuart Mont
                                         Name:  Stuart Mont
                                         Title: Executive Vice President